VIA EDGAR

March 29, 2018

John Dana Brown, Esq., Attorney Advisor

Anne Parker, Esq., Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	RELX PLC
Registration Statement on Form F-4
Filed February 22, 2018
File No. 333-223157

Ladies and Gentlemen:

We hereby submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form F-4 filed by RELX PLC (the “Company”) on February 22, 2018 (the “Registration Statement”). We have revised Amendment No. 1 in response to the Staff’s comments in its letter dated March 22, 2018 relating to the Registration Statement (the “Comment Letter”) and to otherwise update the disclosure.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1.

Common Draft Terms of Merger, page 19

1.	Please tell us whether the Boards intend to adopt the Common Draft Terms of Merger before effectiveness of this registration statement. In addition please tell us under what circumstances the Common Draft Terms of Merger may be amended before adoption, and how likely this is to occur. To the extent material please disclose those circumstances.

The Company respectfully advises the Staff that the Boards of RELX PLC and RELX NV intend to adopt the Common Draft Terms of Merger before requesting effectiveness of the Registration Statement. Once so adopted, the Common Draft Terms of Merger will be final and will not change.

Securities and Exchange Commission	March 29, 2018

The Company also respectfully advises the Staff that while the Common Draft Terms of Merger may be amended by the Boards before adoption in any manner subject only to U.K. and Dutch law considerations applicable to such cross-border mergers, the Boards have reviewed and approved in principle the Common Draft Terms of Merger in substantially the form attached to Amendment No. 1, which remains substantially the same as the initial form filed with the Registration Statement on February 22, 2018, and the Boards do not currently intend to propose material amendments prior to adoption. The Common Draft Terms of Merger that is ultimately adopted by the Boards will be included as an exhibit to the Registration Statement and made available to RELX PLC Shareholders and RELX PLC ADS holders prior to the RELX PLC Shareholder Meetings and to RELX NV Shareholders and RELX NV ADS holders prior to the RELX NV EGM.

Once the Boards adopt the Common Draft Terms of Merger, the Company will request that Simpson Thacher & Barlett LLP, its U.S. counsel, Freshfields Bruckhaus Deringer LLP, its U.K. counsel, and De Brauw Blackstone Westbroek N.V., its Dutch counsel, provide signed versions of their respective exhibit 5 and exhibit 8 opinions that the Company will file in a pre-effective amendment to the registration statement.

Independent Experts’ Reports, page 19

2.	Please tell us whether RELX PLC and RELX NV will receive their Independent Experts’ Reports prior to effectiveness. If they will, please tell us what disclosure you intend to provide including any required by Item 4(b) of Form F-4 and whether you intend to file them as exhibits pursuant to Item 21(c) of Form F-4.

The Company respectfully advises the Staff that while RELX PLC and RELX NV will receive their respective Independent Experts’ Reports prior to requesting effectiveness of the Registration Statement, all references to these reports have been removed in Amendment No. 1. The Company has decided not to include any references to these reports for the following reasons: they had not been prepared or delivered at the time the Boards of RELX PLC and RELX NV decided to enter into the Merger; neither RELX PLC nor RELX NV believes that the reports would be material or useful to RELX PLC Shareholders, RELX NV Shareholders, RELX PLC ADS holders or RELX NV ADS holders in considering whether to vote to approve the Merger; and that these reports are being procured solely to satisfy certain legal requirements applicable to a cross-border merger effected pursuant to U.K. Cross-Border Mergers Regulations and the Dutch Civil Code. In addition, the Company notes that RELX NV Shares and RELX NV ADSs will be exchanged on a one-for-one basis for newly issued RELX PLC Shares and RELX PLC ADSs, and that the relative economic ownership interests of RELX NV Shareholders and RELX NV ADS holders in RELX Group before and after the Merger will be unchanged.

Securities and Exchange Commission	March 29, 2018

Annex A, page A-1

3.	We note that none of the annexes are included with the Common Draft Terms of Merger. Please tell us which of these you will be providing prior to effectiveness. For any you do not plan to provide please tell us why you are not required to do so.

The Company respectfully advises the Staff that the Company has been advised by Freshfields Bruckhaus Deringer LLP, its U.K. counsel, and De Brauw Blackstone Westbroek N.V., its Dutch counsel, that the Common Draft Terms of Merger will not contain any annexes. We have updated the form of the Common Draft Terms of Merger included as Annex A to Amendment No. 1 accordingly. If the Company decides to add any annexes to the Common Draft Terms of Merger, the Company will make a similar addition to the version included in the Registration Statement.

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Please do not hesitate to call me (011-44-20-7166-5500) or Mark Brod of Simpson Thacher & Bartlett LLP (212-455-2163) with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Henry A. Udow
Henry A. Udow, Esq. General Counsel and Company Secretary RELX PLC

cc:	RELX PLC

Erik Engstrom

Simpson Thacher & Bartlett LLP

Mark Brod, Esq.

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